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                             March 3, 2021

       Phyllis W. Newhouse
       Chief Executive Officer
       Athena Technology Acquisition Corp.
       125 Townpark Drive, Suite 300
       Kennesaw, GA 30144

                                                        Re: Athena Technology
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-252812

       Dear Ms. Newhouse:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary
       Transfer restrictions on founder shares, page 20

   1.                                                   Please revise
throughout your filing to clarify the transfer restrictions on the founder shares set forth in the
agreement with your initial stockholders. For example, we note that the disclosure on page
20 regarding such restrictions is not consistent with the disclosure on page 120. Similarly,
it does not appear that the disclosure on page 20 is consistent with the transfer
restrictions set forth in the form of letter agreement filed as Exhibit 10.1.
 Phyllis W. Newhouse
Athena Technology Acquisition Corp.
March 3, 2021
Page 2


        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNamePhyllis W. Newhouse
                                                          Division of
Corporation Finance
Comapany NameAthena Technology Acquisition Corp.
                                                          Office of Energy &
Transportation
March 3, 2021 Page 2
cc:       Tamar Donikyan
FirstName LastName